UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2020

Commission File Number: 001-34661

Lianluo Smart Limited

 (Translation of registrant’s name in English)

Room 1318, 13th Floor, No. 22 Shijingshan Road,

Shijingshan District, Beijing 100040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Registrant’s Certifying Accountant

Former Independent Registered Public Accounting Firm

On January 20, 2020, the Audit Committee of Board of Directors of Lianluo Smart Limited (the “Company”) decided to dismiss its independent registered public accounting firm, Centurion ZD CPA & Co. (“Centurion”), effective immediately.

The audit reports of Centurion on the Company's consolidated financial statements as of and for the years ended December 31, 2018 and 2017 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report as of and for the year ended December 31, 2017 included an explanatory paragraph that described the restatement of the fiscal year 2016 financial statements to correct the Company’s accounting for warrants. Centurion did not audit the Company’s consolidated financial statements as of and for the year ended December 31, 2019.

During the Company’s two most recent fiscal years and for the subsequent interim period through January 20, 2020, the Company had no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F) with Centurion on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Centurion, would have caused it to make reference in connection with its opinion to the subject matter of the disagreements.

During the Company’s two most recent fiscal years and for the subsequent interim period through January 20, 2020, there was one “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F, relating to disclosure of material weaknesses in the Company’s internal control over financial reporting. As previously reported, the following material weaknesses were identified: (1) lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and Securities and Exchange Commission (“SEC”) reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant; (2) as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

In accordance with Item 16F(a)(3) of Form 20-F, the Company furnished Centurion with a copy of this Form 6-K on January 20, 2020, providing Centurion with the opportunity to furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company herein in response to Item 16F(a) of Form 20-F, and if not, stating the respects in which it does not agree. Attached as Exhibit 15.1 is a copy of Centurion’s letter addressed to the SEC relating to the statements made by the Company in this report.

New Independent Registered Public Accounting Firm

On January 20, 2020, upon the Audit Committee’s approval, the Company engaged BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”) as its new independent registered public accounting firm to audit and review the Company’s financial statements effective immediately.

During the Company’s two most recent fiscal years and through the subsequent interim period to January 20, 2020, the Company did not consult BDO China with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that BDO China concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Exhibit Number	Description

15.1	Letter from Centurion, dated January 21, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

January 21, 2020	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer